UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Extraordinary General Meeting Results

We, LDK Solar CO., Ltd., in provisional liquidation, announced on January 22, 2015 the results of our Extraordinary General Meeting (“EGM”) held on the same day in Hong Kong. At the EGM, the shareholders in attendance approved all of the resolutions proposed in our EGM notice, including: the adoption of the 2013 annual report; the confirmation and re-election of directors, Maurice Wai-fung Ngai (independent director), Ceng Wang (independent director) and Shi Chen (non-executive director). The total number of members of our board of directors remains at seven. KPMG was re-appointed as our outside auditors for fiscal year 2014. The EGM also approved an amendment to our memorandum of association to increase our authorized share capital to US$500,000,000.

On the record date set for our EGM, we had an aggregate of 235,523,289 shares issued and outstanding. An aggregate of 114,678,386 shares were represented in person or by proxy throughout the duration of the EGM, including shares underlying our American depositary shares. The adoption of our 2013 annual report was approved by 114,327,671 shares; the confirmation and re-election of Maurice Wai-fung Ngai as an independent director by 114,089,920 shares; the confirmation and re-election of Ceng Wang as an independent director by 114,098,141 shares; the confirmation and re-election of Shi Chen as a non-executive director by 114,071,452 shares; and the re-appointment of KPMG by 114,372,647 shares. The amendment to our existing memorandum of association was approved by 114,151,178 shares in a special resolution.

Attached hereto as Exhibit 99.2 is our press release issued on January 22, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: January 23, 2015

Exhibit 99.2

LDK Solar Announces Extraordinary General Meeting Results

XINYU, China and SUNNYVALE, California — January 22, 2015 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”, OTC Pink: LDKYQ) today announced the results of its Extraordinary General Meeting (“EGM”) held on January 22, 2015 in Hong Kong. At the EGM, the shareholders in attendance approved all of the resolutions proposed in the EGM notice, including: the adoption of the 2013 annual report; the confirmation and re-election of directors, Maurice Wai-fung Ngai (independent director), Ceng Wang (independent director) and Shi Chen (non-executive director). The total number of members of the board of directors of LDK Solar remains at seven. KPMG was re-appointed as LDK Solar’s outside auditors for fiscal year 2014. The EGM also approved an amendment to LDK Solar’s memorandum of association to increase its authorized share capital to US$500,000,000.

On the record date set for the EGM, there were an aggregate of 235,523,289 shares of LDK Solar issued and outstanding. An aggregate of 114,678,386 shares were represented in person or by proxy throughout the duration of the EGM, including shares underlying American depositary shares. The adoption of the 2013 annual report was approved by 114,327,671 shares; the confirmation and re-election of Maurice Wai-fung Ngai as an independent director by 114,089,920 shares; the confirmation and re-election of Ceng Wang as an independent director by 114,098,141 shares; the confirmation and re-election of Shi Chen as a non-executive director by 114,071,452 shares; and the re-appointment of KPMG by 114,372,647 shares. The amendment to the memorandum of association was approved by 114,151,178 shares in a special resolution.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar CO., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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